UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.

(Translation of registrant’s name into English)

Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310008
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2022

i

FINANCIAL STATEMENTS

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	March 31,
	2022	2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$14,138,465	$18,458,575
Restricted cash	15,313,595	16,881,002
Financial assets available for sale	84,355	94,648
Notes receivable	223,366	-
Trade accounts receivable	17,955,258	16,736,495
Inventories	17,200,682	16,020,140
Other receivables, net	5,762,464	5,764,660
Advances to suppliers	382,620	571,577
Other current assets	1,002,569	924,797
Total current assets	72,063,374	75,451,894

PROPERTY AND EQUIPMENT, net	5,082,518	5,922,179

OTHER ASSETS
Long-term investment	3,936,565	4,416,891
Farmland assets	643,737	722,283
Long term deposits	1,513,216	1,761,945
Other noncurrent assets	754,580	822,950
Operating lease right-of-use assets	14,653,545	13,738,081
Intangible assets, net	3,118,146	3,547,986
Total other assets	24,619,789	25,010,136

Total assets	$101,765,681	$106,384,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable, trade	29,257,860	27,331,381
Notes payable	27,589,151	34,189,022
Other payables	3,482,678	2,268,967
Other payables - related parties	1,356,801	1,561,244
Customer deposits	1,367,751	1,873,062
Taxes payable	2,073,685	1,381,108
Accrued liabilities	634,976	556,037
Long-term loan payable-current portion	536,081	1,957,956
Current portion of operating lease liabilities	5,062,847	3,329,619
Total current liabilities	71,361,830	74,448,396

Long-term loan payable	-	-
Long-term operating lease liabilities	8,471,257	9,197,027
Total liabilities	79,833,087	83,645,423

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Ordinary share; $0.012 par value; 500,000,000 shares authorized; 5,337,360 and 3,479,316 shares issued and outstanding as of September 30, 2022 and March 31, 2022	64,049	41,752
Preferred share; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of September 30, 2022 and March 31, 2022	-	-
Additional paid-in capital	69,710,736	66,516,033
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(48,729,274)	(48,134,493)
Accumulated other comprehensive income	924,834	4,352,992
Total shareholders’ equity	23,279,454	24,085,393
Noncontrolling interests	(1,346,860)	(1,346,607)
Total equity	21,932,594	22,738,786
Total liabilities and shareholders’ equity	$101,765,681	$106,384,209

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the six months ended September 30,
	2022	2021
REVENUES, NET	$72,722,085	$78,484,478

COST OF GOODS SOLD	55,801,399	63,085,681

GROSS PROFIT	16,920,686	15,398,797

SELLING EXPENSES	14,530,119	13,292,931
GENERAL AND ADMINISTRATIVE EXPENSES	3,635,251	2,598,175
TOTAL OPERATING EXPENSES	18,165,370	15,891,106

LOSS FROM OPERATIONS	(1,244,684)	(492,309)

OTHER INCOME (EXPENSE):
INTEREST INCOME	145,107	110,291
INTEREST EXPENSE	(60,365)	(156,786)
OTHER	1,003,696	274,883

LOSS BEFORE INCOME TAXES	(156,246)	(263,921)

PROVISION FOR INCOME TAXES	438,788	3,927

NET LOSS	(595,034)	(267,848)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(253)	(5,105)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(594,781)	(262,743)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(3,428,158)	228,568

COMPREHENSIVE LOSS	(4,023,192)	(39,280)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	4,534,047	3,479,316
Diluted	4,534,047	3,479,316

LOSS PER SHARES:
Basic	$(0.13)	$(0.08)
Diluted	$(0.13)	$(0.08)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Ordinary Share		Additional	Retained Earnins		Accumulated other	Non-
	Number of		Paid-in	Statutory	Accumulated	comprehensive	controlling
	shares	Amount	capital	reserves	deficit	income/(loss)	interest	Total
BALANCE, March 31, 2021.	3,479,316	41,752	66,516,033	1,309,109	(44,942,374)	2,818,185	(1,340,360)	24,402,345
Net loss	-	-	-	-	(262,743)	-	(5,105)	(267,848)
Foreign currency translation gain	-	-	-	-	-	228,568		228,568
BALANCE, September 30, 2021.	3,479,316	41,752	66,516,033	1,309,109	(45,205,117)	3,046,753	(1,345,465)	24,363,065

BALANCE, March 31, 2022.	3,479,316	41,752	66,516,033	1,309,109	(48,134,493)	4,352,992	(1,346,607)	22,738,786

Issuance of incentive ordinary share award	850,000	10,200	1,706,800	-	-	-	-	1,717,000
Sale of shares and warrants	1,000,000	12,000	1,488,000	-	-	-	-	1,500,000
Fractional shares issued for reverse stock split	8,044	97	(97)	-	-	-	-	-
Net loss	-	-	-	-	(594,781)	-	(253)	(595,034)
Foreign currency translation loss	-	-	-	-	-	(3,428,158)		(3,428,158)
BALANCE, September 30, 2022.	5,337,360	64,049	69,710,736	1,309,109	(48,729,274)	924,834	(1,346,860)	21,932,594

The accompanying notes are an integral part of these condensed consolidated financial statements.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(595,034)	$(267,848)
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt direct write-off and provision	(753,494)	(159,978)
Depreciation and amortization	630,533	672,825
Stock based compensation	1,717,000	-
Accounts receivable, trade	(1,662,260)	(442,229)
Notes receivable	(236,163)	(57,097)
Inventories and biological assets	(3,090,129)	(197,928)
Other receivables	(1,408,534)	(695,832)
Advances to suppliers	35,530	(2,487,104)
Other current assets	(230,581)	(94,153)
Long term deposit	60,394	(109,694)
Other noncurrent assets	(22,334)	35,787
Accounts payable, trade	5,179,339	2,449,608
Other payables and accrued liabilities	861,324	1,055,417
Customer deposits	(318,899)	477,331
Taxes payable	891,050	318,214

Net cash provided by operating activities	1,057,742	497,319

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	(25,633)	(73,471)
Purchases of intangible assets	-	(6,962)
Additions to leasehold improvements	(57,788)	(105,638)
Net cash used in investing activities	(83,421)	(186,071)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment from short-term bank loan	-	(773,500)
Repayment of third parties loan	(1,278,211)	(1,285,484)
Proceeds from notes payable	29,169,681	31,258,674
Repayment of notes payable	(32,216,676)	(26,041,718)
Proceeds from sale of shares and warrants	1,500,000	-
Repayment of other payables-related parties	(158,409)	269,994
Net cash provided by (used in) financing activities	(2,983,615)	3,427,966

EFFECT OF EXCHANGE RATE ON CASH	(3,211,290)	775,500

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(5,887,517)	4,514,714

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	35,339,577	34,672,644

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$29,452,060	$39,187,358

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	60,365	156,786
Cash paid for income taxes	$64,844	$3,927

The accompanying notes are an integral part of these condensed consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following management’s discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this item. In addition to historical information, the following discussion contains certain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” “predict,” and similar terms or terminology, or the negative of such terms or other comparable terminology. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of our annual report on Form 20-F for the year ended March 31, 2022 and filed with the SEC on July 28, 2022. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future.

Our financial statements are prepared in U.S. Dollars and in accordance with accounting principles generally accepted in the United States. See “Exchange Rates” below for information concerning the exchanges rates at which Renminbi (“RMB”) were translated into U.S. Dollars (“USD” or “$”) at various pertinent dates and for pertinent periods.

Overview

We currently operate in four business segments in China: (1) retail drugstores, (2) online pharmacy, (3) wholesale of products similar to those that we carry in our pharmacies, and (4) farming and selling herbs used for traditional Chinese medicine (“TCM”).

Our drugstores offer customers a wide variety of pharmaceutical products, including prescription and over-the-counter (“OTC”) drugs, nutritional supplements, TCM, personal and family care products, medical devices, and convenience products, including consumable, seasonal, and promotional items. Additionally, we have licensed doctors of both western medicine and TCM on site for consultation, examination and treatment of common ailments at scheduled hours. As of September 30, 2022, we had 111 pharmacies in Hangzhou city under the store brand of “Jiuzhou Grand Pharmacy”.

Since May 2010, we have also been selling certain OTC drugs, medical devices, nutritional supplements and other sundry products online. Our online pharmacy sells through several third-party platforms such as Alibaba’s Tmall, JD.com, Amazon.com and the Company’s own platform all over China. Our sales through our own platform are primarily generated by customers who use their private commercial medical insurances packages.

We operate a wholesale business through Jiuxin Medicine distributing third-party pharmaceutical products (similar to those carried by our pharmacies) primarily to trading companies throughout China. We also planted gingkgo trees but have not incurred sales in the six months ended September 30, 2022.

Amidst COVID-19 outbreak, we experienced a decline in the number of customer visits. To avoid face-to-face contact, customers tend to shop online. In order to keep pace with customers’ change in their ways of shopping, we strengthened our O2O service team, which takes orders online, i.e. via mobile phone app, and delivers products to local community from our stores. The spread of the disease has been effectively controlled in China in the past few months. The number of the new daily cases has become limited. As a matter of fact, compared with 2021, the decline in the number of customer visits has been limited. In December 2022, the local government has eased its control and the spread of COVID-Type Omicron has become very quick. As a result, the demand on medical products surged. After the majority of local people has overcome Omicron, the life of local people recover to normal. As a result, we believe the negative impacts on our operations are temporary.

Results of Operations

Comparison of the six months ended September 30, 2022 and 2021

The following table summarizes our results of operations for the six months ended September 30, 2022 and 2021:

	Six months ended September 30,
	2022		2021
	Amount	Percentage of total revenue	Amount	Percentage of total revenue
Revenue	$72,722,085	100.0%	$78,484,478	100.0%
Gross profit	$16,920,686	23.3%	$15,398,797	19.6%
Selling expenses	$14,530,119	20.0%	$13,292,931	16.9%
General and administrative expenses	$3,635,251	5.0%	$2,598,175	3.3%
Loss from operations	$(1,244,684)	(1.7)%	$(492,309)	(0.6)%
Other Income(expense), net	$1,088,438	1.5%	$228,388	0.3%
Income tax expense	$438,788	0.6%	$3,927	0.0%
Net income (loss)	$(595,034)	(0.8)%	$(267,848)	(0.3)%

Revenue

Primarily due to the reduction in our wholesale business, revenue decreased by $5,762,393 or 7.3% for the six months ended September 30, 2022, as compared to the six months ended September 30, 2021.

Revenue by Segment

The following table breaks down the revenue of our four business segments for the six months ended September 30, 2022 and 2021:

	For the six months ended September 30,
	2022		2021
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from retail drugstores	$43,268,644	59.5%	$40,416,994	51.5%	$2,851,650	7.1%
Revenue from online sales	14,049,317	19.3%	13,701,308	17.5%	348,009	2.5%
Revenue from wholesale business	15,404,124	21.2%	24,366,176	31.0%	(8,962,052)	(36.8)%
Revenue from farming business	-	-%	-	-%	-	-%
Total revenue	$72,722,085	100.0%	$78,484,478	100.0%	$(5,762,393)	(7.3)%

Retail drugstores sales, which accounted for approximately 59.5% of total revenue for the six months ended September 30, 2022, increased by $2,851,650, or 7.1% compared to the six months ended September 30, 2021, to $43,268,644. However, excluding the impact of exchange rate fluctuation, the actual retail drugstores sales increased 11.7%. Same-store sales increased by approximately $2,615,231, or 6.7%, while new stores contributed approximately $248,138 in revenue in the six months ended September 30, 2022.

The actual increase in our retail drugstore sales is primarily due to continuous efforts in promoting non-NHSA covered products, close cooperation with major suppliers, and contribution from the new store sales.

Due to stricter budget control on medical reimbursement program from local National Healthcare Security Administration (“NHSA”) and competitive market condition, we spent significant efforts in selecting and replacing our merchandises at stores. To minimize the effect from local NHSA’s budget control, we expand the categories of our merchandises . As a result, we were able to depend less on the medical reimbursement program and increase our cash sales.

In addition, to better compete with our competitors, we have been closely working with our suppliers to conduct a series of market promotions in local communities. As a major player in local retail pharmaceutical market, our stores are densely located in major communities in Hangzhou City. As a prime local sales network, we were able to attract large pharmaceutical manufacturers to support us in performing a series of sale campaigns, in which large manufacturers provide ads, prices cutback and specialists supports. As a result, our sales were able to increase slightly although NHSA has tightened its budget.

Our new store has also contributed additional sales. Our store count is 111 at September 30, 2022 and 110 at September 30, 2021.

Our online pharmacy sales increased by approximately $348,009, or 2.5% for the six months ended September 30, 2022, as compared to the six months ended September 30, 2021. The increase was primarily caused by an increase in sales of pharmaceutical products such as prescription drugs via e-commerce platforms such as Tmall, partially offset by a decrease in the sales via our official website.

Prescription drugs used to be prohibited from sales online due to safety concern. However, because the nation has lifted the ban order, online prescription drug sales become popular. We have been focusing on promoting the sale of the prescription drugs. As a result, the sale of prescription drugs was $5,309,491 in the six months ended September 30, 2022 as compared to $4,934,314 in the six months ended September 30, 2021.

The sales via our official website were primarily made by certain pharmacy benefit management providers and insurance companies. For example, we have signed a service contract with Yingda Taihe Life Insurance Co. Ltd. (“Yingda”), a national insurance company. Certain companies bought private health insurances from Yingda for their employees. By linking our online pharmacy platform with Yingda and educating these employees, they are able to buy health products on our online stores. The sales from these customers contributed significantly to our official website sales. In the six months ended September 30, 2022, due to strict control on COVID spread, travels to visit and develop these companies have been limited. As a result, certain sales to these customers have been retarded and our official website sales decreased.

Wholesale revenue decreased by $8,962,052 or 36.8%. Hospitals are still the dominant drug distributors in China. Local hospitals usually have strong ties with their existing suppliers and we have not been able to make significant progress in becoming a major supplier to local hospitals. As a relatively small wholesale distributor in Pharmaceutical products, our sales are subject to significant variance due to experienced salesperson efforts. In the six months ended September 30, 2022, several experienced salespersons left the company and we were unable to replace them with equivalent staffs. As a result, the wholesale revenue declined.

In the six months ended September 30, 2022 and 2021, we have not generated revenue from our farming business. We planted ginkgo and maidenhair trees during the year ended March 31, 2013, more than nine years ago. A ginkgo tree may have a growth period of up to twenty years before it is mature enough for harvest. Usually, the longer it grows the more valuable it becomes. We plan to continue cultivating the trees in order to maximize their market value in the future.

Gross Profit

Gross profit increased by $1,521,889 or 9.9% period over period primarily as a result of an increase in gross profit provided by retail drugstores, which increased significantly in the six months ended September 30, 2022. At the same time, gross margin increased from 19.6% to 23.3%. The average gross margins for each of our four business segments are as follows:

	For the six months ended September 30,
	2022	2021
Average gross margin for retail drugstores	31.7%	28.5%
Average gross margin for online sales	10.9%	10.3%
Average gross margin for wholesale business	10.8%	10.1%
Average gross margin for farming business	N/A	N/A

Retail gross margins increased primarily because we introduced certain popular products with high profit margin and lowered the sale percentile of DTC (Direct-to-Customer) products. In order to promote our sales and profits, we specifically selected a series of popular products, which we believe are suitable to local community. By artfully selecting various products, we were able to both increase the sales of high-profit margin products and attract customers. For example, a customer usually orders a brand therapeutic drug which has low profit margin, but in order to better recover, he or she needs auxiliary medicines and health care products, which may have higher profit margin. By recommending and soliciting appropriate auxiliary medicines and health care products, we are able to add our sales volume and profit margin.

Additionally, DTC products are usually prescription drugs prescribed by the hospital doctors. In order to attract more customers to our stores, we introduced certain DTC products into our stores, However, due to their low profit margin, we have controlled their sales in the six months ended September 30, 2022. As a result, we were able to keep up with our sales profit margin.

Gross margin of online pharmacy sales increased primarily due to selection of high-profit margin products. We conduct our business either through certain e-commerce platforms such as Tmall and JD.com or via our own official online pharmacy website, www.dada360.com. In order to promote our profit margin, we selected products with higher profits margin and marketed these products to our customers. As a result, our profit margin for online sales slightly increased.

Wholesale gross margin increased primarily due to various products with different profit margin we carried and sold to certain pharmaceutical vendors. Although we have attempted to market our products to major local hospitals and other pharmacies, we have not been able to make significant progress. Until we are able to obtain status as a provincial or national exclusive sale agent for certain popular drugs or have sales access to large local hospitals, we may have to maintain low profit margins in order to drive sales on our wholesale business.

Selling and Marketing Expenses

Selling and marketing expenses increased by $1,237,188, or 9.3%, as compared to the same period of last fiscal year, primarily due to an increase in expense related to Nucleic Acid Amplification Tests (“NAAT”) requested by local government and an increase in service fee from third-party platforms. In respond to the local government, we set up NAAT outposts adjacent to our stores. We subsidized our staff with each test they performed. As a result, we incurred approximately $430,231 expense. As our online pharmacy sales increased in the six months ended September 30, 2022 as compared to the same period last year, We incurred additional service fee from third-party platforms such as Tmall and JD.com, which usually charge their fee based on a proportion of our sales via their platforms. The service fee increased by $656,808 period over period. Overall, such expenses as a percentage of our revenue were 20.0% and 16.9% respectively, in the six months ended September 30, 2022 and 2021.

General and Administrative Expenses

General and administrative expenses increased by $1,037,076, or 39.9%, as compared to the same period of last year, primarily due to the increase in equity-based compensation, offset by a decrease in bad debt expense. In April 2022, we issued a total of 850,000 ordinary shares and recorded equity-based compensation of approximately $1.7 million. On the other side, in the six months ended September 30, 2022, we recorded the reduction in the allowance for bad debts of $0.8 million as compared to reduction in the allowance for bad debts of $0.2 million in the six months ended September 30, 2021. As a result, the bad debt expense decreased by approximately $0.6 million. Such expenses as a percentage of revenue increased to 5.0% from 3.3% for the same period of last year.

Loss from Operations

As a result of the above, we had loss from operations of $1,244,684 in the six months ended September 30, 2022, as compared to loss from operations of $492,309 a year ago. Our operating margin for the six months ended September 30, 2022 and 2021 was (1.7)% and (0.6)%, respectively.

Income Taxes

Our income tax expense increased by $434,861 period over period due to an increase in overall profit.

Net Income(Loss)

As a result of the foregoing, net loss is $595,034 in the six months ended September 30, 2022 as compared to a net loss of $267,848 in the six months ended September 30, 2021.

Liquidity and Capital Resources

Our cash flows for the periods indicated are as follows:

	For the six months ended September 30,
	2022	2021
Net cash provided by operating activities	$1,057,742	$497,319
Net cash used in investing activities	$(83,421)	$(186,071)
Net cash (used in) provided by financing activities	$(2,983,615)	$3,427,966

For the six months ended September 30, 2022, cash provided by operating activities amounted to $1,057,742, as compared to $497,319 for the same period a year ago. The change is primarily attributable to an increase of $2,522,634 in advances to suppliers, and an increase in accounts payable of $2,729,731 offset by a decrease in inventories and biological assets of $2,892,201, a decrease in accounts receivable of $1,220,031, and a decrease in customer deposits of $796,230.

For the six months ended September 30, 2022, net cash used in investing activities amounted to $83,421, as compared to $186,071 used in investing activities for the same period a year ago. The change is primarily attributable to an increase in acquisition of equipment of $47,838 and an increase in additions to leasehold improvements of $47,850.

For the six months ended September 30, 2022, net cash used in financing activities amounted to $2,983,615, as compared to $3,427,966 net cash provided by financing activities for the same period a year ago. The decrease is primarily due to repayment of notes payable, proceeds from notes payable offset by proceeds from equity and debt financing.

As of September 30, 2022, we had cash of approximately $29,452,060. Our total current assets as of September 30, 2022, were $72,063,374 and total current liabilities were $71,361,830, which resulted in a working capital of $701,544.